Mail Stop 4561

November 14, 2007

Mr. Gerald L. Brickey
Chief Financial Officer
Cowlitz Bancorporation
927 Commerce Avenue
Longview, Washington 98632

> **RE:** **Cowlitz Bancorporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 30, 2007**
> **File No. 0-23881**

Dear Mr. Brickey:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Hugh West
Accounting Branch Chief